VIA EDGAR CORRESPONDENCE ONLY

August 2, 2007

Mr. H. Roger Schwell

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549

Re: Big Bear Resources, Inc.

Registration Statement on Form SB-2

Filed June 29, 2007

File No. 333-144226

Dear Mr. Schwell:

This letter is in response to your comment letter dated July 27, 2007, with regard to the Form S-B2 filing of Big Bear Resources, Inc., a Nevada corporation ("Big Bear" or the "Company") originally filed on Jun 29, 2007. Each comment point in your letter will be cross-referenced with point(s) in the Form SB-2A filed on August 13, 2007.

Registration Statement on Form SB-2

Directors, Executive Officers, Promoters and Control Persons

1. This section has been revised to include the business experience for the past five years of each officer and director. As disclosed in the SB-2, Scott Houghton and Korina Houghton both served as interim officers and Directors of Pan American Energy Corporation. They both resigned in August, 2004. The Company then changed its name and business to Morgan Beaumont, Inc. after a failed proposed combination with Bargo Energy Corp., a Texas based oil and gas exploration firm. Neither Korina nor Scott currently has any knowledge of or association with that company. Additional disclosures are contained within the SB-2A.

2. The disclosures required by Item 401(d) of the Regulation SB has been added to this section.

Certain Relationships and Related Transactions, page 24

3. A disclosure has been added regarding the option agreement with Mr. Houghton. This Agreement is filed as Exhibit 10.1 to the Amended SB-2.  An additional risk factor has been added in the Risk Factors section. Also, risk factors have been added which are related to the Option Agreement and the mineral claim underlying that agreement.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Big Bear in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ Jamed B. Parsons

JAMES PARSONS

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